Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of . . . . July 15, 2002

ETZ LAVUD Limited

. . . .

(Translation of registrant's name into English)

P.O. Box 38, Petah Tikva, Israel

. . . .

(Address of principal executive offices)

This Form 6-K consists of:

Etz Lavud Limited reported first quarter results for the period ending March 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etz Lavud Limited

(Registrant)

DATE: July 15, 2002

By: /s/Paul Kessler

Paul Kessler
Director

ETZ LAVUD Ltd.

FOR IMMEDIATE RELEASE

ETZ LAVUD Ltd. REPORTS FIRST QUARTER RESULTS

Petach Tikva, Israel, July 11, 2002, - ETZ LAVUD Ltd. (ASE: ETZ) today reported first quarter results for the period ending March 31, 2002.

Current first quarter sales amounted to US$ 10,521,000.- with a net profit of US$ 5,197,000.- or US$ 1.80 per share (US$ 1.40 on a fully diluted basis), as compared to sales of US$ 14,277,000.- with a net loss of US$ 304,000.- or US$ 0.11 per share in the first quarter of 2001.

The results for the first quarter of 2002, are attributable to a number of factors, which include:

- On January 9, 2002, ETZ reached an agreement with Dankner Investment Ltd. for the sale of 50% of its real estate in Petach Tikva in consideration for approximately US$ 12,782,000.- in cash.

- On January 24, 2002, ETZ reached an agreement with Africa Residence Ltd. (formally "Denya") for the sale of its remainder (5%) real estate in Petach Tikva in consideration for approximately US$ 1,159,000.- in cash.

- According to the sales agreement, ETZ is entitled to: (a) certain additional consideration as upscale, if and to the extent, the average actual sale price of residential units included in the project will exceed a pre-set price specified in the agreements, and (b) additional approximately 5% from the project's proceeds (as defined in the agreements) derived from the sale of 974 units (which includes 108 units as commercial areas).

- As a result of the said transactions, ETZ recorded in the first quarter of 2002, a capital gain before taxes of approximately US$ 9,900,000 (US$ 6,743,000 after taxes).

- ETZ's 88.8% held subsidiary Sefen Ltd. ("Sefen") sales for the current first quarter amounted to US$ 10,122,000.- with a net loss of US$ 1,133,000.-, as compared to sales of US$ 13,434,000.- and a net profit of US$ 68,000.-, in the first quarter of 2001.

- Sefen's results were substantially influenced by the decrease in international market demand, as well as the civil unrest that erupted in Judea, Samaria and Gaza in October 2000, which reduced the business activity in Israel in general and that of Sefen in particular.

ETZ through its subsidiaries and affiliates produces and imports: wood products, decorative and industrial laminates, post formed furniture parts, printed and allied paper products and computer peripherals.

ETZ LAVUD LTD. FIRST QUARTER RESULTS

In thousands of U.S. Dollars (*)
(except share and per share amounts)

	For the three months ended March 31 2002	For the three months ended March 31 2001
	Unaudited	
Net sales	10,521	14,277
Cost of sales	9,926	11,445
Gross profit	595	2,832
Selling, general and administrative exp.	2,604	2,611
Operating income (loss)	(2,009)	221
Financing income (expenses), net	319	(53)
Other income, net	9,900	22
Income before taxes	8,210	190
Taxes on income	3,157	442
Income (loss) before equity in net earnings of affiliates	5,053	(252)
Company's equity in losses of affiliated companies	10	(44)
Minority interest	134	8
Net income (loss)	5,197	(304)
Basic earnings (loss) per share	1.80	(0.11)
Diluted earnings (loss) per share	1.40	(0.11)
Weighted average number of shares used in computing basic earnings (loss) per share	2,878,020	2,878,020
Weighted average number of shares used in computing diluted earnings (loss) per share	3,771,020	2,878,020

(*) The Company prepares its primary financial statements in accordance with accounting principles generally accepted in Israel. The primary financial statements are prepared in New Israeli Shekels (NIS) on the basic of historical cost adjusted to reflect the changes in the purchasing power of the NIS based on the exchange rate of the U.S. dollar in relation to NIS.

For the convenience of the reader, the primary financial statements have been translated into U.S. dollars using the representative exchanges rate as of March 31, 2002 ($1= NIS 4.668).

The results for the three-month ended March 31, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.